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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE TO/A
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                AMENDMENT NO. 1
                              SUNRISE MEDICAL INC.
                           (Name of Subject Company)
                            ------------------------

                             V.S.M. INVESTORS, LLC
                             V.S.M. HOLDINGS, INC.
                            V.S.M. ACQUISITION CORP.
                     (Names of Filing Persons ("Offerors"))
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (Title of Class of Securities)

                                  867910-10-1

                     (CUSIP Number of Class of Securities)

                              JAMES L. ELROD, JR.
                             V.S.M. INVESTORS, LLC
                          245 PARK AVENUE, 41ST FLOOR
                               NEW YORK, NY 10167
                                 (212) 351-1600
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                    COPY TO:

                               Peter Gordon, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                         New York, New York 10017-3954
                                 (212) 455-2000
                            ------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
                   $239,263,088                                          $47,853

* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $10.00 cash per share and all shares of Common Stock outstanding or represented by stock options and equity-related units
         (excluding certain options and units that will not become vested and exercisable prior to the consummation of this transaction and after taking into account applicable exercise prices), as of October 27, 2000.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:   $47,853
         Form or Registration No:  Schedule TO
         Filing Party:             V.S.M. Investors, LLC, V.S.M. Holdings, Inc. and V.S.M.
                                   Acquisition Corp.
         Date Filed:               October 30, 2000

[  ]     Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender
         offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[  ]     issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO ("Schedule TO") filed on October 30, 2000 relating to the offer by V.S.M. Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of V.S.M. Holdings, Inc., a Delaware corporation ("Holdings") and a wholly owned subsidiary of V.S.M. Investors, LLC, a Delaware limited liability company ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Sunrise
Medical Inc. (the "Company"), a Delaware corporation, including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $10.00 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION

    Items 11(a)(3) and 11(b) of the Schedule TO are hereby amended and supplemented as follows:

    On November 2, 2000, the waiting period under the HSR Act for the consummation of the Offer and the Merger terminated. Purchaser expects to consummate the Offer, subject to the terms thereof, on the Expiration Date, which is currently 12:00 midnight, New York City time, on Tuesday, November 28, 2000, unless the Offer is extended.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000
                                                       V.S.M. INVESTORS, LLC

                                                       By:           /s/ JAMES L. ELROD, JR.
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                   Title: AUTHORIZED SIGNATORY

                                                       V.S.M. HOLDINGS, INC.

                                                       By:              /s/ JAMES L. ELROD
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

                                                       V.S.M. ACQUISITION CORP.

                                                       By:              /s/ JAMES L. ELROD
                                                            -----------------------------------------
                                                                    Name: James L. Elrod, Jr.
                                                                         Title: PRESIDENT

    After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

                                                                        /s/ MICHAEL HAMMES
                                                            -----------------------------------------
                                                                          Michael Hammes

                                                                       /s/ BEN ANDERSON-RAY
                                                            -----------------------------------------
                                                                         Ben Anderson-Ray

                                                                     /s/ RAYMOND HUGGENBERGER
                                                            -----------------------------------------
                                                                       Raymond Huggenburger

                                                                         /s/ STEVEN JAYE
                                                            -----------------------------------------
                                                                           Steven Jaye

                                                                          /s/ JOHN RADAK
                                                            -----------------------------------------
                                                                            John Radak